[redacted]

08027079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07 *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

Phoenix Derivatives Group, LLC

FIRM ID. NO. 25802

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

598 Broadway

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

New York NY 10012

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Stephan (212) 334-6245

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEC
Mail Processing
Section

Leonard Rosen & Company, P.C.

FEB 27 2008

X Certified Public Accountant

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
Phoenix Derivatives Group, LLC

We have audited the accompanying statement of financial condition of Phoenix Derivatives Group, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Phoenix Derivatives Group, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, New York
February 7, 2008

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Current Assets:	
Cash and Cash Equivalents	$2,973,652
Other Assets:	
Equipment, Net of Accumulated Depreciation of $1,400	12,600
	$2,986,252
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to Member	$4,509,059
Member's Equity:	(1,522,807)
	$2,986,252

SEE ACCOMPANYING NOTES TO THE STATEMENT OF FINANCIAL CONDITION

PHOENIX DERIVATIVES GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. Nature of Business

Phoenix Derivatives Group, LLC (the "Company") is a Delaware Limited Liability Company conducting business as a broker/dealer in securities. The Company is engaged in the business of inter-dealer brokerage for credit default swaps.

The Company operated under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, was exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. The Company has entered into a management agreement with its Parent wherein it is agreed that the Parent will provide managerial and administrative assistance as well as office facilities including overhead, rent, maintenance and utilities. Total fees paid and accrued for the year ended December 31, 2007 amounted to approximately $25 million. The Parent Company was owed approximately $4.5 million at December 31, 2007.

3. Income Taxes

The Company operated as a Corporation until September 30, 2006 at which time the business was reorganized into a Limited Liability Company. As a Limited Liability Company, the members are subject to tax on their share of net income for Federal and New York State purposes. The Company is subject to New York City Unincorporated Business Tax.

4. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging credit default swaps for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions.

The Company's exposure to credit risk associated with possible errors that can be made by employees in arranging the swaps. The Company seeks to control this risk by monitoring account activity and the recording of customer orders.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2007, the Company's net capital of $ 1,623,799 was $ 1,023,195 in excess of its required net capital of $ 600,604. The Company's capital ratio was 278 %.

6. Commitments and Contingencies

The Company has entered into a Licensing Agreement with InterDealer Information Technologies LLC ("IIT") wherein the Company is licensing software created by IIT. The software was created for the inter-dealer brokerage business operations of the Company. Under the terms of the agreement the Company will pay IIT 5% of Net Revenues as defined. Either party may cancel this agreement upon one year's written notice of termination. For the year ended December 31, 2007 the Company paid $697,223 in Licensing Fees.

END